
February 18, 2021

Duncan Peyton
Chief Executive Officer
4D Pharma PLC
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

>   **Re: 4D Pharma PLC**
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed on February 16, 2021**
>   **File No. 333-250986**

Dear Mr. Peyton:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-4, Filed February 16, 2021

Business
Collaborations, page 195

1.   We note your disclosure added to page 196 regarding the Clinical Trial Collaboration and Supply Agreement with Merck KGaA, Darmstadt, Germany and Pfizer. Please revise to state the obligations of the parties under the agreement, including any financial terms.

Exhibits

2.   We note the revised the legal opinion filed as Exhibit 5.1. Please reconcile the number of ordinary shares now included in the introduction paragraph of the opinion with the number of ordinary shares listed in the fee table to the registration statement.

3.   Please have counsel revise its opinion, filed as Exhibit 5.2, to revise the limitation on reliance in the last two sentences of the opinion. Refer to Staff Legal Bulletin No. 19, Section II.B.3.d.

General

4.   We note that you have now included the warrants in the registration statement in response to our prior comment 3. However, because the warrants are exercisable within one year it appears the shares underlying the warrants must be registered at this time as well. Please revise the registration statement to include these shares. See Securities Act Sections C&DI Question 139.01.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bradley Finkelstein, Esq.